Exhibit 4.6.1

At the December 6, 2004 Annual Meeting of Shareholders, shareholders approved an increase in the allocation of Ordinary Shares reserved and available for issuance under the Amended and Restated 1999 Non-Employee Directors Stock Plan to 3,790,00 Ordinary Shares.

At the March 29, 2005 Extraordinary General Meeting of Shareholders, shareholders approved the following amendments to the Amended and Restated 1999 Non-Employee Directors Stock Plan:

  to empower the Board of Directors, in its discretion, to provide a one-time option grant to non-employee Directors, other than the Executive Chairman of the Board, in an amount of up to 75,000 options per non-employee Director, based on the fair market value of an Ordinary Share on the date of the Meeting and according to the vesting schedule detailed under the Company’s Amended and Restated 1999 Nonemployee Directors Stock Option Plan; and
  to accelerate the vesting period of certain unvested options held by Mr. Udi Netzer, to March 29, 2005.

At the December 30, 2005 Annual Meeting of Shareholders, shareholders approved the following amendments to the Amended and Restated 1999 Non-Employee Directors Stock Plan:

  Section 6(j) to the Company’s Amended and Restated 1999 Nonemployee Directors Stock Option Plan is amended to read as follows:

   Termination. In the event of Termination, Options held at the date of Termination, to the extent then exercisable, may be exercised in whole or in part at any time within three months after the date of Termination, (but in no event after the Expiration Date), but not thereafter. With respect to an Optionee who has performed his/her duties to the Company for a period of at least three years, upon Termination, any outstanding Options that are not vested at the time of Termination will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the Optionee’s resignation or for one of the causes set forth in the Israel Companies Law. Notwithstanding the foregoing, if Termination is due to death or Disability, Options held at the date of Termination, to the extent then exercisable, may be exercised in whole or in part at any time within two years from the date of Termination (but in no event after the Expiration Date) by the Optionee or by the Optionee’s guardian or legal representative in the case of Disability or in the case of death, by the person to whom the Option is transferred by will or the laws of descent and distribution.
  The above described amendment to the Amended and Restated 1999 Nonemployee Directors Stock Option Plan also be applicable to and govern Board termination of non-employee directors holding director options pursuant to the Amended and Restated Israeli Share Option Plan.